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                                                                    Exhibit 99.1


                                          FOR:  BE SEMICONDUCTOR INDUSTRIES N.V.
                                                Marconilaan 4
                                                5151 DR Drunen
                                                The Netherlands


             BE SEMICONDUCTOR INDUSTRIES NV ANNOUNCES RESTRUCTURING
                      TO IMPROVE OPERATIONAL PROFITABILITY

Drunen, The Netherlands, December 14, 2004 - BE Semiconductor Industries N.V. ("the Company" or "Besi") (Nasdaq: BESI; Euronext: BESI), a leading manufacturer of assembly equipment for the semiconductor industry, today announced a restructuring of its operations focused principally on a workforce reduction at its Dutch packaging and tooling manufacturing operations in Duiven and Brunssum of 81 employees, or approximately 10% of total fixed headcount worldwide, as part of a plan to address the current downturn in the semiconductor industry. In addition, Besi will phase out the use of approximately 50 temporary workers at the Duiven facility. A component of the restructuring will be the closing of Besi's tooling facility in Brunssum, the Netherlands in the first half of 2005. The personnel terminations are expected to occur in the first quarter of 2005. Besi intends to take a restructuring charge in the fourth quarter ending December 31, 2004 to cover the estimated costs of this workforce reduction which is not expected to exceed [Euro currency symbol]5.6 million. Furthermore, in the fourth quarter, Besi expects to incur a charge of up to [Euro currency symbol]1.7 million relating to the write down of certain inventories and work in progress, which would have the effect of reducing gross margins for the fourth quarter by up to 5.5 percentage points.

In commenting on the restructuring plan, President and Chief Executive Officer Richard W. Blickman noted: "Ongoing economic uncertainties and industry over-capacity is resulting in customers delaying scheduled deliveries, capacity investment and the funding of strategic programs. We currently forecast that our sales for the fourth quarter of 2004 will decline by approximately 20% as compared to the third quarter level. We have taken the difficult, but necessary, steps to realign our operations in response to reduced demand. The restructuring also is consistent with Besi's plans to reduce exposure in high cost geographies and to rely more on low cost manufacturing regions. However, we continue to believe that the fundamental factors affecting demand for semiconductors and semiconductor assembly equipment remain positive over the long-term."

The Company expects to report final fourth quarter and year 2004 results on February 8, 2005.

BE Semiconductor Industries N.V. designs, develops, manufactures, markets and services die sorting, flip chip die-attach, molding, trim and form, singulation and plating systems for the semiconductor industry's assembly operations. Its customers consist primarily of leading U.S., European, Asian, Korean and Japanese semiconductor manufacturers and subcontractors.



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CAUTION CONCERNING FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements, which are found in various places throughout the press release, including statements relating to expectations of future revenues, product shipments, expenses, operating results and the impact of the acquisition of Datacon on Besi's net income in fiscal year 2005. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, those listed or discussed in our Annual Report on Form 20-F for the year ended December 31, 2003, as well as the risk that anticipated orders may not materialize or that orders received may be postponed or canceled, generally without charges; the volatility in the demand for semiconductors and our products and services; acts of terrorism and violence; overall global economic conditions; risks, such as changes in trade regulations, currency fluctuations, political instability and war, associated with substantial foreign customers, suppliers and foreign manufacturing operations; potential instability in foreign capital markets; the risk of failure to successfully manage our expanding and more diverse operations; and other key factors that could adversely affect our businesses and financial performance contained in our filings and reports, including those with the United States Securities and Exchange Commission. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise.


CONTACTS:

Richard W. Blickman                                         Cor te Hennepe

President & CEO                                             Director of Finance

Tel. (31) 416 384345                                        Tel. (31) 416 384345